STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
 New York, New York 10038
July 22, 2016
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:	A&Q Alternative Fixed-Income Strategies Fund LLC (File Nos. 333-194092 and 811-21117) A&Q Masters Fund (File Nos. 333-211675 and 811-22859) A&Q Multi-Strategy Fund (File Nos. 333-204588 and 811-22500)
Dear Ms. Dubey:
On behalf of the above-referenced Funds (each, a "Fund"), transmitted for filing as EDGAR correspondence are the Funds' responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission, provided by you to me by telephone on June 28, 2016.  The comments of the Staff relate to:
•
Post-Effective Amendment No. 5 to the Registration Statement of A&Q Alternative Fixed-Income Strategies Fund LLC on Form N-2 under the Securities Act of 1933, as amended (the "1933 Act") (also constituting Amendment No. 28 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the "1940 Act")), filed on May 27, 2016;

•
the Registration Statement of A&Q Masters Fund on Form N-2 under the 1933 Act (also constituting Amendment No. 6 to the Registration Statement on Form N-2 under the 1940 Act), filed on May 27, 2016; and

•
Post-Effective Amendment No. 1 to the Registration Statement of A&Q Multi-Strategy Fund on Form N-2 under the 1933 Act (also constituting Amendment No. 11 to the Registration Statement on Form N-2 under the 1940 Act), filed on May 27, 2016.

Set forth below is a summary of the Staff's comments and each Fund's responses thereto.  Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in each Fund's Registration Statement.
ALL PROSPECTUSES
Cover Pages
Comment 1.    Please revise the third bullet under the caption entitled "Risk; Restrictions on Transfer; No Trading Market" to include reference to returns of capital.
Response 1.    We propose to revise the disclosure as follows:
The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as the net proceeds from the sale of Shares1, returns of capital and borrowings.
________________________________
[1]	In A&Q Alternative Fixed-Income Strategies Fund LLC's prospectus, shares are referred to as "Units"—otherwise, this disclosure is identical on all three Funds' cover pages.
A&Q ALTERNATIVE FIXED-INCOME STRATEGIES FUND LLC
PROSPECTUS
Summary of Fund Expenses
Comment 2.    Please confirm that the reduction in expenses is in the form of a fee waiver, rather than in the form of an expense limitation.  If the latter, please confirm whether any expenses are excluded from the limitation.
Response 2.    The Adviser has contractually agreed, pursuant to a "Fee Waiver Agreement" with the Fund, to waive receipt of 45 basis points of the Advisory Fee until August 1, 2017, such that, until August 1, 2017, the Fund shall pay the Adviser a monthly fee at the annual rate of 1.00% of the Fund's net assets for the month.  The Adviser may discontinue its obligations under the Fee Waiver Agreement at any time in its sole discretion on or after August 1, 2017 upon appropriate notice to the Fund.
        The parenthetical in the "Total Annual Expenses" line item has been revised to clarify that the reduction will be in the form of a fee waiver.
Comment 3.    Please include in your correspondence a completed fee table and example for our review.
Response 3.    Please see the below completed fee table and expense example.
The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.  The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles.  This is because the investors in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive allocations, charged at the Investment Fund level.
Investor Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.01%

Annual Expenses (as a percentage of net assets attributable to Units)
Management Fee	1.45%
Interest Payments on Borrowed Funds(3)	0.00%
Other Expenses	1.11%
Acquired Fund Fees and Expenses (Investment Fund fees and expenses)(4)	5.84%
Total Annual Expenses	8.40%
Fee Waiver(5)	(0.45)%

Total Annual Expenses(6) (after fee waiver)	7.95%
___________________

(1)
Generally, the stated minimum initial investment in the Fund is Units with an initial value of at least $50,000, which minimum may be reduced for certain investors.  Investments may be subject to a waivable sales load of up to 2%.  See "Plan of Distribution."

(2)
While the Fund does not impose any charges on a repurchase of Units in the Fund, it may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)	The Fund's interest expense for the fiscal year ended March 31, 2016 was $3,051.

(4)
Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest, based upon the anticipated net proceeds of this offering.  Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings.  The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to range from 0% to 25% of net profits.  The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses."  The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended March 31, 2016 of approximately $104.3 million, plus anticipated net proceeds of approximately $822 million from this offering.  The Adviser estimates that approximately 1.78% (as a percentage of the net assets attributable to Units) of the 5.84% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds).  The Adviser estimates that the balance of approximately 4.06% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(5)
The Adviser has contractually agreed, pursuant to a "Fee Waiver Agreement" with the Fund, to waive receipt of 45 basis points of the Advisory Fee until August 1, 2017.  The Adviser may discontinue its obligations under the Fee Waiver Agreement at any time in its sole discretion on or after August 1, 2017 upon appropriate notice to the Fund.  See "Management of the Fund—Fee Waiver Agreement."

(6)	Total annual expenses shown in the table are as of the Fund's fiscal year ended March 31, 2016 and will increase or decrease over time based on the Fund's asset level and other factors.

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund.  The annual "Other Expenses" shown above are estimated for the current fiscal year based on average net assets of the Fund for the fiscal year ended March 31, 2016 of approximately $104.3 million.  "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").  For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."
EXAMPLE:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$97	$244	$382	$693
___________________
* Without the sales load, the expenses would be: $78 (1 Year), $228 (3 Years), $369 (5 Years) and $687 (10 Years).

The example is based on the fees and expenses set forth in the table above and should not be considered a representation of future expenses.  Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown).  Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.
A&Q MASTERS FUND
PROSPECTUS
Summary of Fund Expenses
Comment 4. Please include in your correspondence a completed fee table and example for our review.
Response 4. Please see the below completed fee table and expense example.
The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear.  The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles.  This is because the shareholders in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive fees, charged at the Investment Fund level.
Shareholder Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.03%

Annual Expenses (as a percentage of net assets attributable to Shares)
Advisory Fee	1.25%
Incentive Fee(3)	0.06%(4)
Interest Payments on Borrowed Funds(5)	0.01%
Other Expenses	0.74%
Acquired Fund Fees and Expenses(6)	3.83%
Total Annual Expenses	5.89%
Expense Waiver(7)	(0.38)%

Total Annual Expenses(8) (after expense waiver)	5.51%
____________________

(1)
Generally, the stated minimum initial investment in the Fund is Shares with an initial value of at least $50,000, which minimum may be reduced for certain shareholders, but not below $25,000.  Investments may be subject to a waivable sales load of up to 2%.  See "Plan of Distribution."

(2)
While the Fund does not impose any charges on a repurchase of Shares in the Fund, it may allocate to tendering Shareholders withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)
The Fund pays the Adviser an Incentive Fee, on a quarterly basis, at an annual rate of 5% of the Fund's net profits, if any.  For the purposes of calculating the Incentive Fee for any fiscal quarter, net profits are determined by taking into account net realized gain or loss (including realized gain that has been distributed to shareholders during such fiscal quarter and net of Fund expenses), and the net change in unrealized appreciation or depreciation of securities positions, as well as dividends, interest and other income.  No Incentive Fee will be payable for any fiscal quarter unless losses and depreciation from prior fiscal quarters (the "cumulative losses") have been recovered by the Fund.  The cumulative loss to be recovered before payment of any Incentive Fees will be reduced in certain circumstances, including as a result of withdrawals by shareholders.  The Adviser is under no obligation to repay any Incentive Fee previously paid by the Fund.  The Incentive Fee is accrued monthly as a liability of the Fund and thus reduces the net asset value of all Shares.  See "Risk Factors—Incentive Fee," "Management of the Fund—Incentive Fee" and "Redemptions, Repurchases of Shares and Transfers—Consequences of Repurchase Offers."

(4)
This amount represents the Incentive Fee paid by the Fund, expressed as a percentage of average net assets of the Fund, during the period from April 1, 2015 to March 31, 2016 (see footnote 3 above).  A larger Incentive Fee is reflective of positive investment performance.  See "—Financial Highlights."

(5)	The Fund's interest expense for the fiscal year ended March 31, 2016 was $11,776.

(6)
Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of this offering.  Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings.  The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to approximate 20% of net profits.  The "Acquired fund fees and expenses" disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect "Acquired fund fees and expenses."  The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended March 31, 2016 of approximately $150 million, plus anticipated net proceeds of approximately $366 million from this offering.  The Adviser estimates that approximately 1.80% (as a percentage of the net assets attributable to Shares) of the 3.83% shown as "Acquired fund fees and expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds).  The Adviser estimates that the balance of approximately 2.03% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(7)
The Adviser has contractually agreed, pursuant to an "Expense Limitation and Reimbursement Agreement" with the Fund, to limit in perpetuity the amount of "Specified Expenses" (as described below) borne by the Fund to an amount not to exceed 1.62% per annum of the Fund's net assets (the "Expense Cap") (computed and applied on a monthly basis).  This agreement does not cover (i) the Incentive Fee, (ii) fees of the Investment Funds in which the Fund invests and (iii) extraordinary expenses, as these expenses will be in addition to the expenses of the Fund that may be limited by the Adviser to 1.62% of the Fund's net assets.  The Adviser may discontinue its obligations under the Expense Limitation and Reimbursement Agreement only with the consent of a majority of the Independent Trustees.  To the extent that the Adviser pays or bears Specified Expenses, it will not seek reimbursement for any such amounts.  See "Management of the Fund—Expense Limitation and Reimbursement Agreement."

(8)	Total annual expenses shown in the table will increase or decrease over time based on the Fund's asset level and other factors.

 The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder in the Fund.  The annual "Other expenses" shown above are estimated based on average net assets of the Fund for the fiscal year ended March 31, 2016 of approximately $150 million.  Prior to October 1, 2013, offerings of Shares were not registered under either the Securities Act of 1933, as amended (the "Securities Act") or the Investment Company Act.  Because the Fund has registered offerings of Shares under both the Securities Act and the Investment Company Act, the Fund's annual "Other expenses" may be higher than they were before such registrations and, accordingly, the Fund's financial performance may be lower than it appears in the Financial Highlights table below.  "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").  For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."
EXAMPLE:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load* (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$74	$181	$286	$546

____________
* Without the sales load, the expenses would be: $55 (1 Year), $164 (3 Years), $272 (5 Years) and $537 (10 Years).

The example is based on the fees and expenses set forth in the table above, but does not reflect the Incentive Fee.  The example should not be considered a representation of future expenses.  Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown).  Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.  If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive fees.
Comment 5. Please explain why the Example does not include the impact of the Incentive Fee.  See Instruction 7.a. to Item 3.1. of Form N-2.
Response 5. The Example illustrates the fixed expenses an investor will bear, directly or indirectly, on a $1,000 investment, assuming a 5% annual return.  In light of the requirement to include the Fund's Acquired Fund Fees and Expenses (3.83%) in the Example, and the assumption of a 5% annual return, the Fund will not earn an Incentive Fee, as the Fund's net profits, by definition, are calculated net of Fund total annual expenses (5.51%).  The Examples, therefore, cannot reflect the impact of the Incentive Fee.
Performance Information
Comment 6. Please revise the disclosure to include the Fund's average annual returns for 1-year period and since July 1, 2013 (date of reorganization), both net and gross of the Fund's sales load.  Alternatively, the disclosure regarding the Fund's total return and hypothetical $50,000 investment could be moved to Appendix B.
Response 6. We propose to delete the disclosure regarding the Fund's total return and hypothetical $50,000 investment under the caption entitled "Performance Information," and to add two new tables to Appendix B:  (i) the Fund's total returns for the periods from (a) July 1, 2013 (date of reorganization) to March 31, 2016, and (b) July 1, 1995 (inception of the Predecessor Fund) to March 31, 2016, both net and gross of the Fund's sales load; and (ii) net gain based on a hypothetical $50,000 investment in the Fund for the periods from (a) July 1, 2013 (date of reorganization) to March 31, 2016, and (b) July 1, 1995 (inception of the Predecessor Fund) to March 31, 2016, both net and gross of the Fund's sales load.  Additionally, we propose to include in the average annual total return table in Appendix B the Fund's average annual return since July 1, 2013 (date of reorganization), both net and gross of the Fund's sales load.
Appendix B:  Fund Performance Information
Comment 7. Please advise us supplementally that the Adviser will maintain the books, internal working papers and any other records or documents "necessary to form the basis for or demonstrate the calculation of the performance or rate of return" of the Fund, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the "Advisers Act").
Response 7. We advise you that, as required by Rule 204-2(a)(16) under the Advisers Act, the Adviser will maintain the books, internal working papers and any other records or documents "necessary to form the basis for or demonstrate the calculation of the performance or rate of return" of the Fund.
A&Q MULTI-STRATEGY FUND
PROSPECTUS
Summary of Fund Expenses
Comment 8. Please include in your correspondence a completed fee table and example for our review.
Response 8. Please see the below completed fee table and expense example.
The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear.  The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles.  This is because the shareholders in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive fees, charged at the Investment Fund level.
Shareholder Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.03%

Annual Expenses (as a percentage of net assets attributable to Shares)
Advisory Fee	1.50%
Incentive Fee(3)	0.00%(4)
Interest Payments on Borrowed Funds(5)	0.02%
Other Expenses	0.40%
Acquired Fund Fees and Expenses(6)	7.97%
Total Annual Expenses(7)	9.89%
____________________

(1)
Generally, the stated minimum initial investment in the Fund is Shares with an initial value of at least $50,000, which minimum may be reduced for certain shareholders.  Investments may be subject to a waivable sales load of up to 2%.  See "Plan of Distribution."

(2)
While the Fund does not impose any charges on a repurchase of Shares in the Fund, it may allocate to tendering shareholders withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)
The Fund pays the Adviser an Incentive Fee, on a quarterly basis, at an annual rate of 5% of the Fund's net profits, if any.  For the purposes of calculating the Incentive Fee for any fiscal quarter, net profits are determined by taking into account net realized gain or loss (including realized gain that may have been distributed to shareholders during such fiscal quarter) and the net change in unrealized appreciation or depreciation of securities positions.  No Incentive Fee will be payable for any fiscal quarter unless losses and depreciation from prior fiscal quarters (the "cumulative losses") have been recovered by the Fund.  The cumulative loss to be recovered before payment of any Incentive Fees will be reduced in certain circumstances, including as a result of withdrawals by shareholders.  The Adviser is under no obligation to repay any Incentive Fee previously paid by the Fund.  The Incentive Fee is accrued monthly as a liability of the Fund and thus reduces the net asset value of all Shares.  See "Risk Factors—Incentive Fee," "Management of the Fund—Incentive Fee" and "Redemptions, Repurchases of Shares and Transfers—Consequences of Repurchase Offers."

(4)
The Fund paid Incentive Fees of $38,824 during the period from April 1, 2015 to March 31, 2016 (see footnote 3 above), which is expressed in the table as a percentage of the Fund's average net assets for the fiscal year ended March 31, 2016 of approximately $720 million.  A larger Incentive Fee is reflective of positive investment performance.  See "—Financial Highlights."

(5)	The Fund's interest expense for the fiscal year ended March 31, 2016 was $120,196.
(6)
Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of the offering.  Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings.  The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to approximate 20% of net profits.  The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds in which the Fund invests, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses."  The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended March 31, 2016 of approximately $720 million, plus anticipated net proceeds of approximately $780 million from the offering.  The Adviser estimates that approximately 2.79% (as a percentage of the net assets attributable to Shares) of the 7.97% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds).  The Adviser estimates that the balance of approximately 5.18% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(7)	Total annual expenses shown in the table will increase or decrease over time based on the Fund's asset level and other factors.

 The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder in the Fund.  The annual "Other Expenses" shown above are estimated based on average net assets of the Fund for the fiscal year ended March 31, 2016 of approximately $720 million.  "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").  For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."
EXAMPLE:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load* (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$115	$290	$449	$782

________________________
*	Without the sales load, the expenses would be: $96 (1 Year), $276 (3 Years), $437 (5 Ye+ars) and $778 (10 Years).

The example is based on the fees and expenses set forth in the table above, but does not reflect the Incentive Fee.  The example should not be considered a representation of future expenses.  Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown).  Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.  If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive fees.
Response 9. Please explain why the Example does not include the impact of the Incentive Fee.  See Instruction 7.a. to Item 3.1. of Form N-2.
Comment 9. The Example illustrates the fixed expenses an investor will bear, directly or indirectly, on a $1,000 investment, assuming a 5% annual return.  In light of the requirement to include the Fund's Acquired Fund Fees and Expenses (7.97%) in the Example, and the assumption of a 5% annual return, the Fund will not earn an Incentive Fee, as the Fund's net profits, by definition, are calculated net of Fund total annual expenses (9.89%).  The Examples, therefore, cannot reflect the impact of the Incentive Fee.
*     *     *     *     *     *     *     *
Should you have any questions or comments, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik of this office at 212.806.5790 (ggranik@stroock.com).
Very truly yours,

/s/ Brad A. Green
 Brad A. Green
cc:  Gary L. Granik